Filed Pursuant to Rule 433

Registration No. 333-289302-01

ENTERGY TEXAS, INC.

$425,000,000

First Mortgage Bonds,

5.20% Series due June 15, 2036

Final Terms and Conditions

May 11, 2026

Issuer:	Entergy Texas, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A3 (stable outlook) by Moody’s Investors Service, Inc. A (stable outlook) by S&P Global Ratings

Trade Date:	May 11, 2026

Settlement Date (T+3)(2):	May 14, 2026

Principal Amount:	$425,000,000

Interest Rate:	5.20%

Interest Payment Dates:	June 15 and December 15 of each year

First Interest Payment Date:	December 15, 2026

Final Maturity Date:	June 15, 2036

Optional Redemption Terms:	In whole or in part, make-whole call at any time prior to March 15, 2036 at a discount rate of Treasury plus 15 bps and, thereafter, at 100% of the principal amount of the bonds being redeemed plus accrued and unpaid interest thereon to the redemption date.

Call for Tax Credit Event:	Upon a notice of redemption, in whole but not in part, at 101% of the principal amount of the bonds plus accrued and unpaid interest thereon to the redemption date (provided, that such notice may be issued no later than December 31, 2026, for a redemption no less than 10 days after such notice).

Benchmark Treasury:	4.125% due February 15, 2036

Benchmark Treasury Price:	97-25+

Benchmark Treasury Yield:	4.404%

Spread to Benchmark Treasury:	+83 bps

Re-offer Yield:	5.234%

Price to Public:	99.730% of the principal amount

Net Proceeds After Underwriting Discount and Before Expenses:	$421,090,000

CUSIP / ISIN:	29365T AR5 / US29365TAR59

Joint Book-Running Managers:	BNP Paribas Securities Corp. BNY Mellon Capital Markets, LLC KeyBanc Capital Markets Inc. MUFG Securities Americas Inc. Regions Securities LLC

Co-Manager:	R. Seelaus & Co., LLC

(1)

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Rating outlook is assigned at the issuer level and not to individual securities and may be subject to revision at any time.

(2)

It is expected that delivery of the bonds will be made on or about May 14, 2026, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day (T+1), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the bonds will initially settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than one business day prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BNP Paribas Securities Corp. toll-free at 1-800-854-5674, (ii) BNY Mellon Capital Markets, LLC toll- free at 1-800-269-6864, (iii) KeyBanc Capital Markets Inc. toll-free at 1-866-227-6479, (iv) MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or (v) Regions Securities LLC toll-free at 1-800-734-4667.

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